March 9, 2007

Via EDGAR and Overnight Delivery

Donald C. Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	SenoRx, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on February 21, 2007 (File No. 333-134466)

Dear Mr. Hunt:

On behalf of SenoRx, Inc. (“SenoRx” or the “Company”), we are responding to the Staff’s letter dated March 8, 2007 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and SenoRx is filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter. Amendment No. 4 includes certain updated disclosure. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Dilution, page 25

1.	We note your completion of the dilution table after determining the initial offering price and the number of common shares offered. Please tell us how you calculated the increase per share attributable to conversion of promissory notes.

We calculated the increase per share attributable to conversion of promissory notes as follows:

At the date of a successful completion of an initial public offering, which would negate the Series C conversion feature, the fair value of the convertible promissory notes would be $11,800,000, comprised of the $8,000,000 face value of the notes, $1,800,000 in interest (which will be paid in cash) and $2,000,000 associated with the stock discount. The difference between the fair value of $11,960,000 at December 31, 2006 and the decrease in fair value to $11,800,000 at the date of a successful completion of an initial public offering is $160,000. Such amount will be recognized as a change in fair value in the statement of operations and therefore reduce the accumulated deficit (increase total stockholders’ equity).

The promissory notes will convert into 833,332 shares of common stock assuming and initial public offering price of $12 with a discount of 20% ($8,000,000 face value / $9.60 ($12 per share x 80%)), which results in a value of the stock to be recorded as $833 (833,332 shares x $0.001 par value). The remainder of $7,999,167 ($8,000,000 face value—$833 par value) as well as the $2,000,000 associated with the stock discount will be recorded as additional paid-in capital. These amounts will increase stockholders’ equity.

Donald C. Hunt

U.S. Securities and Exchange Commission

March 9, 2007

To determine the increase per share attributable to the conversion of promissory notes, we first calculated the net book value, assuming conversion of just the convertible preferred stock as of December 31, 2006, to be ($1.43) per share. We then calculated the net book value, assuming both the conversion of the convertible preferred stock and the conversion of the promissory notes as of December 31, 2006 to be ($0.33). The $1.10 increase per share attributable to the conversion of the promissory notes was calculated as the difference between the $1.43 per share, assuming the conversion of the convertible preferred stock, and $0.33 per share assuming the conversion of the convertible preferred stock and the conversion of the promissory notes.

The following table reflects this calculation:

	12/31/2006	Preferred Conversion	With Promissory Note
Recap: Net Tangible Book Value
Common Stock	$2,371	$9,481	$10,314
Accumulated Deficit	(65,536,476)	(65,536,476)	(65,376,476)
Additional Paid-In Capital	5,262,394	52,072,207	62,071,374
Deferred Comp	(126,658)	(126,658)	(126,658)

Net Book Value	$(60,398,369)	$(13,581,446)	$(3,421,446)

Per share of common stock	$(25.47)	$(1.43)	$(0.33)

Recap: Common & Preferred shares
Common shares at 12/31/06		2,371,002
Convert all preferred		7,109,570

Common & preferred shares if converted		9,480,572

Convert $8M notes		833,332
Common, preferred shares & promissory notes, if converted		10,313,904

Donald C. Hunt

U.S. Securities and Exchange Commission

March 9, 2007

Exhibit 23.1

2.	Please file a currently dated and signed consent from your independent public accountants.

In response to the Staff’s comment, we have filed Exhibit 23.1 with Amendment No. 4.

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul